LAW OFFICES
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SAN RAFAEL, CA  94903
(415) 448-5000

FACSIMILE
RICHARD S. SOROKO	(415) 448-5010
email: rsoroko@TWSGLAW.com

SAN FRANCISCO OFFICE
(415) 262-1200

August 21, 2013

Amy Reischauer, Esq.
Bryan Pitko, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BioTime, Inc.
Registration Statement on Form S-3
File No. 333-187710

Dear Ms. Reischauer and Mr. Pitko:

This letter is being submitted on behalf of BioTime, Inc. in response to your letter of July 26, 2013 regarding Registration Statement on Form S-3 (333-187710) filed on April 3, 2013.

Comment 1.

1. Please revise the cover page and disclosure in your prospectus to clarify that all offerings by Asterias under the registration statement are deemed primary “at-the market” offerings by BioTime, including the distribution of the Contribution Warrants to the holders of the Asterias Series A common stock. Accordingly, please revise your cover page and prospectus to remove all references to “resales” by Asterias.

We have revised the cover page of the prospectus and the disclosure in the Plan of Distribution on pages 60 and 61 to reflect that Asterias will be deemed an underwriter of the Contribution Warrants distribution, and to remove all references of “resales” by Asterias.  We note however, that the distribution of the Contribution Warrants to the holders of the Asterias Series A common stock does not appear to meet the definition of an “at-the-market offering” under SEC Rule 415, which defines such an offering as “an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”  There is no outstanding market for the Contribution Warrants, and these warrants will not be sold by Asterias, but instead will be distributed by Asterias to holders of its Series A common stock on a pro rata basis. Therefore only the sale of the BioTime common shares by Asterias is described as an at-the-market- offering.

Securities and Exchange Commission
August 21, 2013

Comment 2.

2. Please revise your registration statement to identify Geron as a selling security holder and include the disclosure required by Item 507 of Regulation S-K with respect to Geron.

We have added disclosure to the Plan of Distribution section on pages 61 and 62 to include the information required by Item 507 of Regulation S-K with respect to Geron.

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

s/Richard S. Soroko
Richard S. Soroko